Exhibit 99.2
Management Discussion & Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Mynd.ai, Inc. ("Mynd", the “Company", "us", "we" or "our") should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025, and the accompanying notes thereto included (the "Audited Financial Statements") in the Annual Report on Form 20-F for the year ended December 31, 2025 filed on May 29, 2026 (“Annual Report”) with the United States Securities and Exchange Commission (the “SEC”), which were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), as well as the unaudited interim consolidated financial statements for the six months ended June 30, 2026, and the accompanying notes thereto, filed on Form 6-K with the SEC (the "Unaudited Financial Statements" and together with the Audited Financial Statements, the “Financial Statements”) on August 27, 2026. This MD&A reports our activities through June 30, 2026, unless otherwise indicated. Unless otherwise indicated, all amounts presented in this MD&A are in thousands of U.S. dollars.
Forward-looking statements are based on our current expectations and assumptions regarding our business, liquidity, our ability to continue as a going concern, cost-saving initiatives, potential target businesses, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand), and regulatory conditions. Please see “Forward-Looking Statements” in the Annual Report for more information regarding forward-looking statements.
Unless the context otherwise requires, references to the “Company” or “Mynd” refer to Mynd.ai, Inc., an exempted Cayman Islands company and its consolidated subsidiaries.
Overview
We are dedicated to creating a robust, seamless, and comprehensive digital communication and collaboration platform for the education, business, and public sectors. Our solutions include a wide range of interactive tools and technologies, with our award-winning interactive displays, highlighted by the ActivPanel 10, ActivPanel LE, and ActivPanel D, at the forefront. Our comprehensive software platforms, including ActivSuite, Explain Everything Advanced, and ActivInspire, are designed to make it easier than ever to create captivating lessons, presentations, and training programs that immerse people in a world of vibrant multimedia, real-time collaboration, and imaginative instruction.
Key Highlights for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025
•Revenue of $73,369 was down 17.8% compared to prior-year period revenue of $89,272
•Gross profit percentage was up 220 bps to 23.9% from 21.7% in the prior-year period
•Total operating expenses were down 35.1% to $31,485 from $48,515 in the prior-year period
•Net loss narrowed 30.3% to $20,150 from $28,892 in the prior-year period
•Adjusted EBITDA1 improved 52.0% from a prior-year loss of $18,987 to a loss of $9,117
~~•~~Net cash used in operating activities improved 35.9%, or $14,829, compared to the prior-year period
•Free cash flow1 improved by $15,433, or 36.1%, from a prior-year period loss of $42,769 to a loss of $27,336
•Headcount decreased from 505 employees at December 31, 2024 to 344 employees at June 30, 2026
1     Non-GAAP financial measure. Reconciliations to the most directly comparable U.S. GAAP financial measure are provided in "Key Metrics and Non-GAAP Measures" tables below.

Key Factors Affecting our Results of Operations
Our results of operations and financial condition are affected by the general factors affecting the education technology industry in the markets in which we operate. These conditions include the level of overall economic growth, macroeconomic factors such as inflation, international trade and tariff policy, trends in education spending, and the availability of government funding. Our performance is also affected by factors driving uptake of education technology in the markets in which we operate, such as improvements in available education technology and software, and increasing broadband growth and internet access in emerging markets. Unfavorable changes in any of these general factors have had, and could continue to have, a material adverse effect on our results of operations.
Our revenues and operating results historically fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Since the majority of our revenue is driven by U.S. sales, and since, the bulk of expenditures by U.S. school districts occur in the second and third calendar quarters after receipt of budget allocations, we expect seasonal fluctuations to continue. These fluctuations may result in volatility in our revenues and operating results and could adversely affect our cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential comparisons of our financial results may not be indicative of our underlying operating performance or financial condition.
In the first half of 2026, we experienced a continuation of reduced education technology customer demand across the key markets in which we operate. We believe this reduction in demand likely reflects uncertainty around future budget allocations for many of our customers, particularly in both the U.S. and German markets as it relates to the timing and amount of future government funding programs. This follows multiple years of unusually high funding as a result of COVID-related government relief programs, which have now ended.

In the U.S., the current federal administration's ongoing restructuring of the Department of Education and reductions to federal education funding have created additional uncertainty for school districts regarding future budget levels. In Germany, our second-largest market, a funding gap between the expiration of the original DigitalPakt Schule program and the smaller, differently focused DigitalPakt 2.0 program has depressed near-term demand for interactive displays. Management believes reduced spending has affected the broader education technology market, and while there is currently no evidence indicating a material loss of competitive position, this reduced customer spending nonetheless had a material impact on our revenue and operating results in the first half of 2026. Management believes demand may improve as schools begin future technology refresh cycles, although the timing and extent of any recovery remains uncertain.
During 2025, we undertook a period of structural transformation across our senior leadership team, our product development strategies, and our go-to-market approach. Various leadership changes, together with broader adjustments to the management teams reporting to our senior executives, supported our transformation initiatives in 2025. These initiatives are designed to reduce operating costs, shorten the time between product launches through expanded partnerships with key suppliers and selected software partners, and realign our global go-to-market approach toward channel, distributor, and reseller relationships. As part of these initiatives, total headcount decreased from 505 employees at December 31, 2024 to 371 employees at December 31, 2025, and decreased further to 344 employees at June 30, 2026. The positive impact of this structural transformation is reflected in our operating results for the six months ended June 30, 2026, including a 35.1% reduction in total operating expenses, a 30.3% improvement in net loss, and a 52.0% improvement in Adjusted EBITDA loss compared to the prior-year period. Additionally, net cash used in operating activities and free cash flow both improved by 36.1%, compared to the prior-year period. See "Key Metrics and Non-GAAP Measures" below for a reconciliation of Adjusted EBITDA and free cash flow to the most directly comparable GAAP measures and a discussion of management's use of these measures.
We actively monitor trade policy and tariff announcements between the U.S. and other countries throughout the world which could result in the imposing of new and/or additional tariffs. During the six months ended June 30, 2026, we recorded a benefit to cost of revenue as a result of refunds of certain previously paid U.S. tariffs, as well as the release of certain related accrued liabilities. We evaluate the impact of any such tariffs on our business and financial condition, and consider actions we may take to mitigate the impact. There can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations, financial condition, or liquidity in any period, or that any actions we take to mitigate the impact of the tariffs will be effective.

Key Metrics and Non-GAAP Measures
In reviewing our financial information, management focuses on a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
In addition to presenting financial measures in accordance with accounting principles generally accepted in the U.S. GAAP, management's discussion may contain references to earnings before interest, taxes, depreciation and amortization ("EBITDA"), Adjusted EBITDA, and Free Cash Flow, which are non-GAAP financial measures. The non-GAAP financial measures presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.
EBITDA, Adjusted EBITDA, and Free Cash Flow are not presentations made in accordance with U.S GAAP, and our use of the terms EBITDA, Adjusted EBITDA, and Free Cash Flow may vary from the use of similarity titled measures by others in our industry due to the potential of inconsistencies in the method of calculation and differences due to items subject to interpretation.
Management uses EBITDA and Adjusted EBITDA (1) to compare our operating performance on a consistent basis, (2) to calculate incentive compensation for our employees, (3) for planning purposes including for purposes of preparing our internal annual operating budget, (4) to evaluate the performance and effectiveness of our operational strategies, and (5) to assess compliance with various metrics associated with the agreements governing our indebtedness. EBITDA and Adjusted EBITDA also eliminate certain items that affect period-over-period comparability and provide consistency with past financial performance, as well as provide additional information about underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook. Accordingly, we believe that EBITDA and Adjusted EBITDA provides useful information in understanding and evaluating our operating performance in the same manner as management.
We consider Free Cash Flow to be a liquidity measure, and therefore, we adjust our Free Cash Flow metric with amounts that directly impact the cash flows in the period, in addition to our operating activities. Free Cash Flow provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in or payments for property and equipment and internal-use software development costs to maintain and grow our business.
We believe the presentation of EBITDA, Adjusted EBITDA, and Free Cash Flow provides useful information to management and investors regarding financial and business trends related to our results of operations and that when non-GAAP financial information is viewed with U.S. GAAP financial information, investors are provided with a meaningful understanding of our ongoing operating performance.
Non-GAAP measures should not be considered as alternatives to performance measures derived in accordance with U.S. GAAP as a measure of operating performance or liquidity. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Reconciliations between the non-GAAP financial measures and the most directly comparable U.S. GAAP measure are included where applicable.
Revenue

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Revenue	$73,369	$89,272

We generate the majority of our revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. Although not currently significant to our overall operations, we continue to focus on software-as-a-service ("SaaS") product offerings, with a goal of realizing consistent revenue growth in this line of business in the coming years. Other major sources of revenue include the sale of extended warranties on our hardware products and training services for the use of our hardware.
Revenue is recognized based on when the customer obtains control of the distinct good or service. For hardware revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For SaaS, extended warranties, and training services, revenue recognition occurs over time, as the related services are delivered.
Gross Profit

	Six Months Ended June 30,
	2026	2025
	(in thousands, except for %)
Gross profit	$17,538	$19,388
Gross profit as a percentage of revenue	23.9%	21.7%
Gross profit primarily represents the difference between the product cost from our suppliers, including the cost of inbound freight, and the sales price to our customers. Gross profit also reflects a number of other costs including, but not limited to, costs of providing warranties on our products, warehousing, amortization of certain intangible assets, depreciation of certain property, plant, and equipment, and allocations of certain employee costs and other shared costs.
Net Loss

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Net loss	$(20,150)	$(28,892)

EBITDA
We define EBITDA as net loss adjusted for interest expense, interest income, income tax expense, and depreciation and amortization.
Reconciliation of EBITDA to net loss:

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Net loss	$(20,150)	$(28,892)
Interest expense	5,139	4,913
Interest income	(30)	(637)
Income tax expense	80	41
Depreciation and amortization	2,878	4,697
EBITDA	$(12,083)	$(19,878)
Adjusted EBITDA
We define Adjusted EBITDA as net loss adjusted for interest expense, interest income, income tax expense (benefit), depreciation and amortization, as well as non-cash, non-operating expenses such as share-based compensation, changes in the fair value of derivative instruments, and other income (expense); and other significant items that management does not consider indicative of normal operations. Other significant items, such as one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our operations, including transaction-related costs, restructuring costs, and litigation costs and penalties, involve distinct initiatives that are not reflective of core operating activities, and affect the comparability of our operational results across reporting periods.
Reconciliation of Adjusted EBITDA to net loss:

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Net loss	$(20,150)	$(28,892)
Interest expense	5,139	4,913
Interest income	(30)	(637)
Income tax expense	80	41
Depreciation and amortization	2,878	4,697
Share-based compensation	967	1,037
Loss (gain) on embedded derivative	22	(2,143)
Other expense (income), net	992	(2,409)
Transaction-related costs	—	53
Restructuring and other expenses (1)	985	4,353
Adjusted EBITDA	$(9,117)	$(18,987)
(1) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
Free Cash Flow
We calculate Free Cash Flow as net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property and equipment; and (ii) development costs associated with internal-use software.

Reconciliation of Free Cash Flow to net cash used in operating activities:

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Net cash used in operating activities	$(26,440)	$(41,269)
Internal-use software development costs	(833)	(1,467)
Acquisition of property and equipment, other than internal-use software development costs	(63)	(33)
Free Cash Flow	$(27,336)	$(42,769)

Results of Operations for the Six Months Ended June 30, 2026 and 2025
The following discussion and analysis highlights items that affected our results of operations for the six months ended June 30, 2026 and 2025, as follows:

	Six Months Ended June 30,		2025 - 2026 Change
	2026	2025	$	%
	(in thousands, except for percentages)
Revenue	$73,369	$89,272	$(15,903)	(17.8)%
Cost of revenue	55,831	69,884	(14,053)	(20.1)%
Gross profit	17,538	19,388	(1,850)	(9.5)%
Gross profit as a percentage of revenue	23.9%	21.7%
Operating expenses, net:
General and administrative	$9,671	$14,928	$(5,257)	(35.2)%
Research and development	4,888	7,782	(2,894)	(37.2)%
Sales and marketing	15,941	21,399	(5,458)	(25.5)%
Transaction-related costs	—	53	(53)	(100.0)%
Restructuring and other expenses	985	4,353	(3,368)	(77.4)%
Total operating expenses	31,485	48,515	(17,030)	(35.1)%
Operating loss	(13,947)	(29,127)	15,180	(52.1)%

Other income (expense):
Interest expense	(5,139)	(4,913)	(226)	4.6%
Interest income	30	637	(607)	(95.3)%
(Loss) gain on embedded derivative	(22)	2,143	(2,165)	(101.0)%
Other (expense) income	(992)	2,409	(3,401)	(141.2)%
Total other (expense) income	(6,123)	276	(6,399)	(2,318.5)%

Net loss before income taxes	(20,070)	(28,851)	8,781	(30.4)%
Income tax expense	(80)	(41)	(39)	95.1%
Net loss	$(20,150)	$(28,892)	$8,742	(30.3)%
Revenue
Total revenue decreased $15,903, or 17.8%, to $73,369 for the six months ended June 30, 2026 from $89,272 for the six months ended June 30, 2025. Revenue was down across nearly all regions, with the U.S. market showing the largest dollar value decline and the German market showing the largest percentage decline. On a product basis, a year-over-year decline in hardware revenue was partially offset by increases in service and SaaS revenue. As discussed above, we believe this decline was driven by elevated uncertainty amongst our customers regarding future budget allocations and represents an industry-wide phenomenon that affected the entire education technology market.

Cost of revenue
Costs of revenue decreased $14,053, or 20.1%, to $55,831 for the six months ended June 30, 2026 from $69,884 for the six months ended June 30, 2025. The most significant driver of the decrease was the overall reduction in sales volume. In addition, cost of revenue decreased year-over-year as a result of certain adjustments. First, there was a benefit to cost of revenue in 2026 as a result of our intangible assets previously included in cost of revenue becoming fully amortized as of the end of 2025. Second, there was a benefit recorded to cost of revenue due to the release of certain accrued liabilities for U.S. tariffs, as well as refunds for certain previously paid U.S. tariffs. Finally, our overall warranty provision liability decreased year-over-year, as units whose warranties expired exceeded new units sold in the first six months of 2026.
Gross profit
Gross profit of $17,538 (gross margin of 23.9%) for the six months ended June 30, 2026 declined from $19,388 (gross margin of 21.7%) for the six months ended June 30, 2025. The decrease in gross profit was primarily due to the year-over-year reduction in revenue. Gross profit as a percentage of revenue improved, however, as a result of the adjustments recorded to reduce cost of revenue in the first six months of 2026, which are described in detail above.
Operating expenses, net
General and administrative expenses decreased $5,257, or 35.2%, to $9,671 for the six months ended June 30, 2026, driven primarily by lower employee-related costs resulting from a reduction in overall headcount and the restructuring of senior leadership, together with lower consulting and professional services costs. These costs reductions were consistent with management's structural transformation initiatives, together with increased reimbursements from NetDragon Websoft Holdings Limited ("NetDragon"), our controlling shareholder, for finance and accounting services provided and costs incurred on NetDragon's behalf.
Research and development expenses decreased $2,894, or 37.2%, to $4,888 for the six months ended June 30, 2026, reflecting our change in product development strategy. This change in strategy has included a significant decline in research and development employee headcount, a shift of a portion of the remaining headcount to lower cost jurisdictions, and expanded partnerships with key suppliers and selected software companies intended to enhance and accelerate development of our product portfolio.
Sales and marketing expenses decreased $5,458, or 25.5%, to $15,941 for the six months ended June 30, 2026, resulting from streamlining and simplifying our global go-to-market approach, with an increased focus on closer partnerships with our channel distributors and significant resellers to maintain market coverage.
Transaction-related costs were $53 for the six months ended June 30, 2025. There were no transaction-related costs in 2026.
Restructuring and other expenses decreased $3,368 or 77.4%, to $985 for the six months ended June 30, 2026, compared to $4,353 for the six months ended June 30, 2025. The decrease was the result of a decreased number of severance payments occurring during the six months ended June 30, 2026 relative to the prior period in 2025. These restructuring expenses were directly related to the leadership changes, product development strategy adjustments, and global go-to-market realignment undertaken by management during 2025, which continued in 2026.
Other (expense) income
Other (expense) income decreased $6,399 from income of $276 for the six months ended June 30, 2025 to expense of $6,123 for the six months ended June 30, 2026. This decrease was driven primarily by a year-over-year reduction in the gain on the derivative instrument embedded in our convertible note due to the change in the fair value of that instrument, as well as a decrease in interest income due to a lower overall cash balance in the first half of 2026. This decrease was also partially due to unfavorable foreign currency exchange rate fluctuations year-over-year, with the U.S. dollar strengthening against both the British pound and the euro during 2026.

Income tax expense
The income tax expense changed by $39, or 95.1%, to $80 for the six months ended June 30, 2026, as compared to $41 for the six months ended June 30, 2025. The income tax expense recorded in both 2026 and 2025 is the net of estimated current tax expense that will be owed in jurisdictions without a full valuation allowance, partially offset by any available deferred tax benefit on reversing book-tax differences.
Liquidity and Capital Resources
Liquidity refers to the ability to generate sufficient cash resources to meet our payment obligations. Capital refers to the long-term financial resources available to support the operations of the business, fund business growth and provide for an ability to withstand adverse circumstances.
The following discussion and analysis highlight items that affected our liquidity and capital resources for the six months ended June 30, 2026, and 2025, as follows:

	Six Months Ended June 30,		2025 - 2026 Change
	2026	2025	$	%
	(in thousands, except for percentages)
Cash flows:
Net cash used in operating activities before changes in operating assets and liabilities	$(12,854)	$(21,955)	$9,101	(41.5)%
Net change in operating assets and liabilities	(13,586)	(19,314)	5,728	(29.7)%
Net cash used in operating activities	(26,440)	(41,269)	14,829	(35.9)%
Net cash used in investing activities	(896)	(1,500)	604	(40.3)%
Net cash provided by (used in) financing activities	$15,464	$(3,241)	$18,705	(577.1)%
Cash Flows from Operating Activities
During the six months ended June 30, 2026, net cash used in operating activities, before considering changes in operating assets and liabilities, of $12,854 was primarily related to $20,150 net loss. Significant non-cash expense that was treated as an add-back in reconciling net loss to cash used in operating activities included depreciation and amortization of $2,878, non-cash lease expense of $565, non-cash interest expense of $3,259, and share-based compensation expense of $967. This non-cash expense was partially offset by noncash income of $1,345 related to the amortization of deferred above-the-line tax credits generated through the U.K. Research and Development Expenditure Credit ("RDEC") program. The $13,586 net cash outflow from changes in operating assets and liabilities during the six months ended June 30, 2026 was driven primarily by decreases in accounts payable and accrued expenses and other current liabilities, and operating lease liabilities reflecting the timing of vendor payments and lower accrued costs as operating activity declined. These outflows were partially offset by a decrease in inventories, and by reduced inflows from accounts receivable and amounts due to related parties.
During the six months ended June 30, 2025, net cash used in operating activities before changes in operating assets and liabilities, of $21,955 was primarily related to $28,892 net loss. Significant non-cash expense that was treated as an add-back in reconciling net loss to cash used in operating activities included depreciation and amortization of $4,697, non-cash lease expense of $766, non-cash interest expense of $2,799, and share-based compensation expense of $1,037. Other significant non-cash activity during the period included a gain of $2,143 related to the change in the fair value of the embedded derivative associated with our convertible note, and the recognition of a $1,005 benefit for the amortization of deferred above-the-line RDEC. We also realized a net cash outflow as a result of changes in working capital of $19,314 during the first six months of 2025, largely driven by a reduction in our accounts payable and accrued expense and other liabilities, partially offset by a reduction in prepaid expenses and other assets.

Cash Flows from Investing Activities
Cash used in investing activities during the six months ended June 30, 2026 of $896 was primarily attributable to cash paid for internal software development of $833.
Cash used in investing activities during the six months ended June 30, 2025 of $1,500 was primarily attributable to cash paid for internal software development of $1,467.
Cash Flows from Financing Activities
Cash provided by financing activities during the six months ended June 30, 2026 was $15,464, primarily resulting from proceeds from the Inventory Management and Consultancy Agreement (the "Inventory Agreement") of $18,637, partially offset by repayments on our Bank of America revolving credit facility of $3,000. See further discussion of these two instruments in the "Sources of Liquidity" section below.
Cash used in financing activities during the six months ended June 30, 2025 was $3,241, primarily resulting from net repayments on our Bank of America revolving credit facility of $3,000.
Sources of Liquidity
To date, our operations have been financed principally through cash flows generated from our operations as well as debt and equity financing. As of June 30, 2026, we had $7,040 of cash, cash equivalents, including $220 of restricted cash.
On January 14, 2026, we entered into the Inventory Agreement with NetDragon, under which NetDragon assumes initial payment responsibility for our hardware supplier invoices, subject to a revolving cap of $50,000, and provides supply-chain consulting services. We are obligated to reimburse NetDragon within 365 days of inventory receipt, together with simple interest at 3% per annum. During the six months ended June 30, 2026, we received $18,637 under the Inventory Agreement, Subsequent to June 30, 2026, NetDragon funded an additional $5,666 of paid supplier invoices under the Inventory Agreement. After giving effect to these subsequent fundings, cumulative amounts funded under the Inventory Agreement were $24,303, and remaining availability under the revolving cap was $25,697.
On July 17, 2024, we filed a shelf registration statement on Form F-3 with the SEC that allows the Company to offer, issue and sell from time to time up to $50.0 million of our ordinary shares, American Depositary Shares (“ADS”) representing ordinary shares, preferred shares, subscription rights, warrants and/or a combination of such securities, separately or as units, in one or more offerings. Each ADS represents 10 ordinary shares. As a result of the untimely filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, we do not currently satisfy the timely filing requirements of Form F-3 and are unable to conduct offerings under the shelf registration statement until such time as all reports have been timely filed during the preceding twelve calendar months. Assuming all future reports are filed on a timely basis, we expect to regain eligibility to conduct offerings under the shelf registration statement in mid-2027.
In December 2023, we issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”) with a stated maturity of December 13, 2028. The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes. Both the cash interest and PIK interest are payable semiannually on June 15 and December 15 of each year. During the six months ended June 30, 2026 and 2025, cash interest of $1,789 and $1,703, respectively, was paid. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. In prior years, we issued additional Notes in the aggregate amount of $6,767 representing PIK interest, and on June 15, 2026, we issued an additional Note for PIK interest in the amount of $1,789. As of June 30, 2026, the carrying value of our Convertible Notes was approximately $64,157, net of unamortized debt discount and issuance costs. Assuming the Convertible Notes remain outstanding through their December 13, 2028 maturity, we expect an aggregate of approximately $83,239 due at maturity, representing the principal amount outstanding at June 30, 2026 plus PIK interest projected to accrue through maturity. The Convertible Notes are secured by substantially all of our assets and contain negative covenants restricting additional indebtedness, liens, and certain dispositions without noteholder consent.

Since 2018, we had a secured revolving line of credit with Bank of America (the "Revolver"). However, on February 24, 2026, at our request, we entered into an eighth amendment to the Revolver (the “Eighth Amendment”). The Eighth Amendment provided for scheduled repayments of outstanding Revolver balances beginning on February 27, 2026 and required that all remaining obligations under the facility be cash collateralized in a manner satisfactory to Bank of America by no later than April 30, 2026. On July 10, 2026, we provided to Bank of America, and Bank of America accepted, a Payoff Confirmation Letter wherein we confirmed our intent to terminate the Revolver and the “Loan Documents” related to the Revolver (the “Payoff Letter”). We subsequently delivered, pursuant to the terms set forth in the Payoff Letter, $1,390 that was posted as cash collateral with respect to outstanding letters of credit issued to third parties by Bank of America that remain in force and effect for our benefit. This resulted in the satisfaction in full of all our obligations under the Loan Documents relating to the Revolver and the termination of the Revolver and all Loan Documents, obligations and guarantees relating to the Revolver.
Our primary sources of liquidity are cash on hand, cash flows from operations, and funding provided by NetDragon under the Inventory Agreement. We continue to experience operating losses and negative operating cash flows. Following the termination of the Revolver, we do not maintain an independent third-party credit facility, and our liquidity plan assumes continued availability of funding under the Inventory Agreement, realization of anticipated cost savings initiatives, and improvement in operating performance. If these assumptions are not achieved, we may be required to seek additional financing or implement additional operating cost reductions. However, if we are able to achieve our liquidity plan, we believe that our existing sources of liquidity will allow us to fund our operations and capital needs for at least the next 12 months.
Critical Accounting Estimates
In Item 5E. Critical Accounting Estimates included in our Annual Report we have disclosed those accounting estimates that we consider to be significant in determining our results of operations and financial condition. There have been no changes to those estimates that we consider to be material or significant since the filing of our Annual Report. The accounting principles used in preparing our unaudited consolidated financial statements conform in all material respects to U.S. GAAP.
Long‑lived assets, other than goodwill and indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from future undiscounted cash flows expected to be generated by that asset group. We perform our annual impairment assessments for goodwill and indefinite-lived intangible assets as of December 31 and between annual tests if a triggering event occurs.
Our impairment analyses require significant judgments about future revenues, cash flows, discount rates, long-term growth rates and margins, and for the indefinite-lived tradename assumed royalty rates. Our fair value estimates are sensitive to: (i) the weighted average cost of capital (which reflects premiums in market interest rates and business specific risk); (ii) long-term revenue and margin (including assumed customer demand and adoption rates and product pricing); and (iii) a terminal growth consistent with long-term market expectations. For indefinite-lived intangible assets evaluated under an income approach, the assumed royalty rate and discount rate are particularly sensitive drivers of value.
In the first half of 2026, we observed a continuation of reduced education technology customer demand throughout all of the key markets in which we operate, among other conditions, which led management to conclude that a triggering event had occurred as of June 30, 2026. As of June 30, 2026, we estimated the reporting unit’s fair value using the income approach (discounted cash flow) and concluded that fair value exceeded carrying value, which was negative. Accordingly, no goodwill impairment was recognized. We also tested our indefinite-lived tradename as of June 30, 2026 using an income approach (relief from royalty) and concluded its fair value exceeded its carrying amount. While fair value exceeded the carrying value, the margin of headroom has narrowed relative to recent years. As a result, relatively minor adverse changes in assumptions or market conditions could result in an impairment in a future period.

Given economic uncertainty and other factors affecting management’s assumptions underlying the valuation of our long-lived assets, goodwill, and indefinite-lived intangible asset, the assumptions and projections used in the analyses may not be realized and our current estimates could vary significantly in the future, which may result in impairment charges. We may experience additional unforeseen circumstances that adversely affect the value of these assets, and trigger an evaluation of the recorded amount. Future write-offs as a result of an impairment could have a material adverse impact on our business, financial condition, and operating results.